UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

4 Bruria St. Tel Aviv, 6745442
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 16, 2021, PainReform Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2021. The Company is also publishing its unaudited condensed financial statements, as well as its operating and financial review as of June 30, 2021 and for the six months then ended. Attached hereto are the following exhibits:

99.1	Unaudited Condensed Financial Statements as of June 30, 2021

99.2	Operating and Financial Review as of June 30, 2021 and for the six months then ended

99.3	Press Release dated August 16, 2021

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Financial Statements as of June 30, 2021
99.2	Operating and Financial Review as of June 30, 2021 and for the six months then ended
99.3	Press Release dated August 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2021	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer